NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

June 5, 2012

VIA EDGAR AND FASCIMILE

Larry Spirgel, Assistant Director

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)
Form 20-F for Fiscal Year Ended May 31, 2011 (“2011 Form 20-F”)
(File No. 001-32993)

Dear Mr. Spirgel, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

The Company has received the letter dated May 18, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The Company would like to request an extension to the deadline for responding to the letter and will provide its response to the letter via EDGAR as soon as possible, and in any event no later than June 11, 2012.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850. Thank you very much.

Very truly yours,

/s/ Michael Minhong Yu
Michael Minhong Yu
Chairman and Chief Executive Officer

cc:	Louis T. Hsieh, New Oriental Education & Technology Group Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.